As filed with the Securities and Exchange Commission on October 27, 2000

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 -----------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)
                                   -----------

                                 INNERDYNE, INC.
                       (Name of Subject Company (Issuer))
                                   -----------

                             TYCO INTERNATIONAL LTD.
                                       and
                            TYCO ACQUISITION CORP. X
                                   (Offerors)

                 (Names of Filing Persons (identifying status as
                        offeror, issuer or other person))

                     Common Stock, Par Value $0.01 Per Share
          (Including the Associated Rights to Purchase Preferred Stock)
                         (Title of Class of Securities)

                                    45764D102
                      (CUSIP Number of Class of Securities)

                                 Mark H. Swartz
                        c/o Tyco International (US) Inc.
                                  One Tyco Park
                           Exeter, New Hampshire 03833
                                 (603) 778-9700
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)
                                   -----------

                                   Copies to:
           Abbe L. Dienstag, Esq.                       Fati Sadeghi, Esq.
     Kramer Levin Naftalis & Frankel LLP             Senior Corporate Counsel
              919 Third Avenue                     Tyco International (US) Inc.
          New York, New York 10022                        One Tyco Park
               (212) 715-9100                      Exeter, New Hampshire 03833
                                                         (603) 778-9700

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      / X /    third-party tender offer subject to Rule 14d-1.
      /   /    issuer tender offer subject to Rule 13e-4.
      /   /    going-private transaction subject to Rule 13e-3.
      /   /    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

                                 -----------

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Tyco International Ltd. ("Tyco"), a Bermuda company, and Tyco Acquisition Corp. X ("Tyco Acquisition"), a Delaware corporation and a wholly-owned subsidiary of Tyco, with the Securities and Exchange Commission on October 18, 2000. The Schedule TO relates to the offer by Tyco Acquisition to exchange a fraction of a common share of Tyco, par value $0.20 per share (the "Tyco Common Shares"), for each outstanding share of common stock, par value $0.01 per share, of InnerDyne, Inc. ("InnerDyne"), a Delaware corporation, including the associated rights to purchase preferred stock, based on an exchange ratio of $7.50 divided by the Average Tyco Share Price (as defined below), upon the terms and subject to the conditions set forth in the Prospectus dated October 18, 2000 and in the related Letter of Transmittal, copies of which have been filed as exhibits to this Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The "Average Tyco Share Price" means the average of the daily volume-weighted selling prices per Tyco Common Share on the New York Stock Exchange (as reported by Bloomberg Financial Markets) for each of the five consecutive trading days ending on the second trading day before the expiration date preceding the first acceptance of shares for exchange in the Offer.

         On October 27, 2000, Tyco and InnerDyne issued a press release announcing the extension of the expiration date for the Offer from 12:00 midnight, New York City time on Tuesday, November 14, 2000 to 12:00 midnight, New York City time on Wednesday, November 15, 2000. A copy of the press release is incorporated by reference into the Schedule TO as Exhibit (a)(9).


ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 12 is amended by adding the following exhibit:

(a)(9) Press Release issued by Tyco and InnerDyne on October 27, 2000 (incorporated by reference to the filing by Tyco on Form 425 on October 27, 2000).

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 27, 2000


                                     TYCO INTERNATIONAL LTD.


                                     By: /s/ Mark H. Swartz
                                         ----------------------
                                         Name: Mark H. Swartz
                                         Title: Executive Vice President and
                                                Chief Financial Officer

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 27, 2000


                                     TYCO ACQUISITION CORP. X


                                     By: /s/ Mark H. Swartz
                                         -----------------------------
                                         Name: Mark H. Swartz
                                         Title: Vice President

                                  EXHIBIT INDEX

      EXHIBIT NUMBER


(a)(9) Press Release issued by Tyco and InnerDyne on October 27, 2000 (incorporated by reference to the filing by Tyco on Form 425 on October 27, 2000).